UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

March 30, 2016 - Yakum

ALON BSI ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR 2015 AND THE FOURTH QUARTER OF 2015

*	2015 marked as the continued deterioration in the financial position of Mega Retail in view of its non- compliance with the targets of the strategic plan that was formulated to respond to the increased competition between the food chains in Israel. After a new management took office, and following the continued deterioration in its position, the Company and Mega reached an agreement in June 2015 with Mega's employees and the Histadrut so as to reduce employment costs and exiting 32 losing branches. Under the agreement, the employees would be entitled to 33% of Mega's shares. Later that month, in view of the difficulties of formulating agreements with Mega's other creditors, a motion was filed with the court on June 29, 2015 to approve the reorganization arrangement with its creditors. On July 15, 2015, an agreement was reached pursuant to which, among others, the Company assumed liabilities for repaying the bank debt, which had guaranteed and inject to Mega by cash or by extending guarantees up to NIS 320 million, of which NIS 160 million would be converted into Mega's share capital, NIS 80 million as a loan to be repaid after the full repayment of the effective debt to banks and suppliers and NIS 80 million as financing for the working capital, as required by Mega.

*	Following the control loss in Mega and the liabilities assumed by the Company to support Mega under the reorganization arrangement, Mega was presented in the financial statements from the third quarter as discontinued operations. The effect of deconsolidation resulted in recording of a loss of NIS 78 million deriving from liabilities and guarantees granted to Mega in the past and liabilities the Company assumed under the reorganization arrangement in the amount exceeding the Company's share in Mega's accumulated losses on the deconsolidation date.

*

To finance the liabilities undertaken by the Company, the Company turned to Alon Israel, its parent company, requesting to obtain financing and made number of decisions regarding the sale of assets. Alon Israel agreed to extend to the Company loans totaling NIS 220 million of which NIS 110 million representing a bridge loan to be repaid from the proceeds the Company will receive from the share of the parent company in the issuance of rights and NIS 60 million representing a long term loan to be repaid after the full payment of the Company's debt to banks and bondholders and NIS 50 million that were supposed to be received as a short-term loan were transferred in exchange for 8% of Dor Alon shares that were sold to the parent company in the fourth quarter.

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*	The major decisions regarding the sale of assets are listed below. These decisions had a substantial impact on the structure and composition of the financial statements for this year:

•	During the third quarter, the Company's Board of Directors decided to put up for sale the entire holding of the Company at that time (71%) in Dor Alon. Following this decision, Dor Alon is presented starting from the third quarter of this year as part of activities designated for sale according to its market value; as a result, the Company recorded a loss of NIS 631 million.

•	During the third quarter, it was resolved to sell the holding in Diners and consequently an amortization of NIS 55 million was carried out to its sale value. The sale of the Company's holding in Diners was completed in the fourth quarter of 2015 in exchange for NIS 97.5 million.

•	During the fourth quarter, it was resolved to sell the entire holding of the group (77%) in Naaman which is also presented as part of activities designated for sale starting from the fourth quarter of this year.

*	As required by generally accepted accounting principles the company included the results of Mega in the profit or loss statement the results of Mega until the deconsolidation date and Dor Alon and Naaman as discontinued operations including the comparative figures.

*	As a result of such changes, the results of the Group's continuing operations primarily reflect the results of BSRE and changes in the liabilities prior to the reorganization arrangement and the liabilities assumed by the Company as part of Mega's reorganization arrangement. The consolidated balance reflects – mainly the assets and liabilities of BSRE and the Company (solo) and in addition the assets and liabilities of discontinued operations.

*	Following the resolutions on the sale of assets and in order to enable the sale of those assets in the best possible manner, the Company agreed on November 2, 2015 on an outline of principles with its financial creditors regarding the restructuring of its debt, including the guaranteed financial debt from Mega until 2020 and its repayment from the sale of its holdings.

*	Following the deterioration in Mega's position, on January 17, 2016, Mega applied to court seeking a stay of proceedings and three trustees were appointed for Mega.

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*	Later on, Alon Oil and Alon Retail (the "controlling shareholders") received several proposals to acquire control of the Company, which were brought for the approval of the Series C bondholders. On February 16, 2016, the Series C bondholders decided to conduct negotiations with Mr. Moti Ben Moshe (the "potential buyer" or "Mr. Ben Moshe") regarding his proposal to acquire the control of the Company, which includes, among others, an outline for repaying the financial debt of the Company (NIS 932 million) the essence of which is the injection of NIS 900 million to the Company for repaying the entire financial debt to the financial creditors desiring such repayment. On February 28, 2016, the controlling shareholders provided "an acceptance notice" to Mr. Moti Ben-Moshe's proposal. The completion of the transaction is subject to various conditions precedent, including the completion of the debt arrangement with the financial creditors and court approval. It should be noted that in the proposal from Mr. Ben Moshe, reaching an arrangement with Mega's trustees is not a condition precedent for the completion of the transaction. In view of the fact that the Series C bondholders resolved to negotiate with Mr. Moti Ben Moshe, where a basic condition for his proposal was conduct in the ordinary course of business and avoiding disposal (realization) of assets, upon receiving the acceptance notice by the controlling shareholders, the Company discontinued to promote the realization of its assets in order not foil the possibility of admitting the potential buyer. There is no assurance that the purchase will be carried out with all that it entails. It should be noted that as of this date, an arrangement has not yet been signed with the financial creditors and it is uncertain whether the purchase of the Company will be completed.

*	Following the debt arrangement of Mega in July 2015, the Company committed to support Mega in addition to the guarantees granted for various liabilities of Mega prior to Mega's debt arrangement and thereafter resulting in the following developments.

*	In November 2015, and prior to the proposal of the potential buyer (received on February 2016), the Company formulated an outline with its financial creditors – the banks and bond holders for rescheduling the Company's debts to them. These agreements are not yet materialized into a binding agreement, and at this stage the potential buyer is negotiating with the Company's financial creditors according to his committed principles under his proposal which included, among others, a liability to pay one third of the debt to these creditors upon the transaction's closing and the possibility of early repayment of the debt balance upon lapse of 90 days from completing the purchase process to any of the financial creditors interested in such repayment (out of sources injected by the potential buyer).

In January 2016, Mega filed with the court an application for stay of proceedings, and trustees were appointed by the court for Mega. In view of the stay of proceedings, the trustees and various creditors filed claims and demands against the Company, including the exercise of guarantees.

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*	In view of the uncertainty regarding the completion of the purchase of the control of the Company by the potential buyer, or regarding reaching agreements with its various creditors, and in light of the termination of negotiations for the sale of properties, there are substantial doubts about the Company's continued existence as a "going concern". The Company's reporting excludes adjustments as to the values of assets and liabilities and their classification that may be required should the Company will not be able to continue to operate as a "going concern".

Consolidated profit and loss

	2015		2014
Consolidated profit and loss, NIS in millions	1-12.2015	Q4	1-12.2014	Q4

Continued operations

Revenues, net	205.5	61.6	96.5	4.2

Gross profit (loss)	147.9	55.6	23.0	(12.0)

Operating profit (loss) before financing	22.2	57.4	31.0	(13.1)

Loss from continued operations	(180.7)	(35.9)	(152.5)	(81.6)

Loss from discontinued operations	(1,169.2)	(4.6)	(225.5)	(260.8)

EBITDA[1]	133.0	20.1	113.1	4.9

The following details operating profit (loss) before tax according to companies:

	2015		2014
	1-12.2015	Q4	1-12.2014	Q4
Companies results	NIS in millions

BSRE	189.2	86.9	338.1	153.1

Na'aman Group - activity designated for sale	(10.2)	(17.2)	11.5	1.0

Dor Alon – activity designated for sale	116.2	28.7	143.1	26.5

1 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to income from intercompany rental income. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release

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Results for 2015

Continued operations:

Gross revenues

Revenues for 2015 amounted to NIS 205.5 million (U.S. $52.7 million) as compared to revenues of NIS 96.5 million in 2014, an increase of 113.0% mainly deriving from recording rental fees from Mega in the second half of 2015 due to Mega's deconsolidation in the course of the year.

Gross profit in 2015 amounted to NIS 147.9 million (U.S. $37.9 million) as compared to gross profit of NIS 23.0 million in 2014, an increase of 543%. The increase in the gross profit derived from recording rental income from Mega in the second half of the year.

Selling, general and administrative expenses in 2015 amounted to NIS 104.9 million (U.S. $26.9 million), compared to expenses of NIS 87.3 million in 2014, an increase of 20.2%. The increase in expenses in this year compared to last year mainly derived from recording provisions.

Increase in fair value of investment property in 2015, the Company recorded a profit in the amount of NIS 57.5 million (U.S. $14.7 million), compared to a profit of NIS 49.8 million in 2014. The main increase in value derived from the lowering the discount rate in the fourth quarter of this year in the amount of 0.25%-0.50% in assets leased to third parties.

Other expenses, net in 2015 amounted to NIS 80.9 million (U.S. $20.7 million) compared to other income, net of NIS 25.3 million in 2014. These expenses include mainly amortization of investment of NIS 54.7 million (U.S. $14.0 million) in Diners that was sold in the fourth quarter of this year.

Share in gains of associates in 2015 amounted to NIS 2.6 million (U.S. $0.7 million) compared to a profit of NIS 20.0 million in 2014. The main decrease in this period derived from a revaluation of the value of the commercial spaces of Tel Aviv Mall in the wholesale market in 2014.

Operating profit before financing in 2015 amounted to NIS 22.2 million (U.S. $5.7 million) as compared to operating profit of NIS 31.0 million in 2014. The decrease in operating profit mainly derived from an increase in other expenses and was partially offset by an increase in income, as aforesaid.

Finance expenses, net in 2015 amounted to NIS 197.9 million (U.S. $50.7 million) as compared to net finance expenses of NIS 113.8 million in 2014, an increase of 73.9%. The increase in finance expenses, net derived from updates in the value of the guarantees and commitments granted by the Company to Mega which was partially offset by a decrease in finance expenses in BSRE.

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Taxes on income tax expenses in 2015 amounted to NIS 5.1 million (U.S. $1.3 million) as compared to tax expense of NIS 69.7 million in 2014. The decrease in tax expenses derived from recording a tax asset for the Company's investments in Bee Group and Alon Cellular and was partially offset by recording a tax provision due to investments in BSRE.

Net loss from continued operations in 2015 amounted to NIS 180.8 million (U.S. $46.3 million) compared to a net loss of NIS 152.4 million in 2014. The loss from continued operations this year attributed to the Company's shareholders amounted to NIS 243.3 million (U.S. $62.3 million) or NIS 3.68 per share (U.S. $0.94), and the profit from continued operations attributed to non-controlling interests amounted to NIS 62.6 million (U.S. $16.0 million).

Net loss from discontinued operations in 2015 amounted to NIS 1,169.2 million (U.S. $299.6 million) compared to a loss of NIS 225.5 million in 2014. The loss from discontinued operations in 2015 attributed to the Company's shareholders amounted to NIS 1,026.0 million (U.S. $262.9 million) or NIS 15.55 per share (U.S. $3.98), and the loss from discontinued operations attributed to non-controlling interests amounted to NIS 143.1 million (U.S. $36.6 million).

The loss balance from discontinued operations this year included:

•	Mega's financial results in the first half of 2015, and a loss of loss of control in Mega, including the value of liabilities and guarantees upon the control loss date;
•	The results of Dor Alon in the first half of 2015 and a loss from the adjustment of value of the Company's investment in Dor Alon to the market value resulting from the Board resolution to sell the Company's holdings in Dor Alon; and
•	The financial results of Naaman for 2015 and amortization of the Company's investment in Naaman to its equity resulting from the resolution of Bee Group's Board to sell the Company's holdings in Naaman.

Mega:

The loss from discontinued operations attributed to Mega included:

•	The Company's share in the operating loss of Mega results for the first half of 2015 as included in the consolidated statements as of that date amounting to NIS 397.7 million (U.S. $101.9 million); and
•	Other expenses of NIS 78.2 million (U.S. $19.9 million) deriving from recording guarantees previously extended to Mega and liabilities the Company assumed in a total amount of NIS 654.4 million (U.S. $166.8 million) as a part of Mega's arrangement that was approved in court, net of Mega's shareholders' deficiency upon deconsolidation in the amount of NIS 576.2 million. For details regarding the developments in Mega position, see below.

Dor Alon:

Loss from discontinued operations attributed to Dor Alon includes the Dor Alon's profit for six months as included in the consolidated statements as of that date amounting to NIS 16.5 million (U.S. $4.2 million) and loss of NIS 631.3 million (U.S. $161.8 million) deriving from the resolution to present the investment in Dor Alon as an activity designated for sale and setting the investment at market value in the books (see the note on discontinued operations of Dor Alon in additional information).

Naaman

The loss from discontinued operations attributed to Naaman included:

•	Naaman's loss for 2015 as included in the consolidated statements as of that date amounting to NIS 14.8 million (U.S. $3.8 million); and

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•	Loss of NIS 63.7 million (U.S. $16.3 million) deriving from the resolution to present the investment in Naaman as an activity designated for sale and setting the investment at equity in the books of Naaman (see the note on discontinued operations of Naaman in additional information).

Cash flows for 2015

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 270.4 million (U.S. $69.4 million) in 2015 compared to net cash flow provided by operating activities of NIS 505.9 million in 2014. The main decrease in cash flow provided by operating activities this year derived from changes in net working capital in the amount of NIS 297.3 million (U.S. $76.1 million) compared to last year and was partially offset by an increase from continued operations of NIS 92.9 million (U.S $ 23.8 million).

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 105.9 million (U.S. $27.1 million) in 2015 as compared to net cash flows used in investing activities of NIS 74.7 million in 2014.

The cash flows provided by investing activities this year mainly included:

•	Proceeds from sale of property and equipment of NIS 92.3 million (U.S. $23.7 million);
•	Proceeds from sale of marketable securities in the amount of NIS 135.1 million (U.S. $ 34.6 million);
•	Repayment of loans granted to interested parties and others of NIS 143.9 million (U.S. $ 36.9 million);
•	Proceeds from sale of associate of NIS 139.6 million (U.S. $ 35.8 million);
•	Interest received of NIS 9.8 million (U.S. $ 2.5 million);
•	Offset by the purchase of investment property, property and equipment and intangible assets in a total of NIS 133.8 million (U.S. $34.3 million);
•	Offset of funding to associates of NIS 223.4 million (U.S $ 57.2 million); and
•	Offset of funds derecognized upon Mega's deconsolidation of NIS 29.9 million (U.S. $ 7.7 million).

The net cash flows used in investing activities in 2014 mainly included:

•	Purchase of investment property, property and equipment, and intangible assets of NIS 323.8 million;
•	Grant of long term loans, net of NIS 86.9 million;
•	Offset of proceeds from the sale of property and equipment and investment property in the amount of NIS 109.7 million; and
•	Offset of proceeds from the sale of marketable securities of NIS 140.3 million and interest received of NIS 12.4 million.

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Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 341.4 million (U.S. $87.5 million) in 2015 as compared to net cash flows used in financing activities of NIS 457.6 million in 2014.

The cash flows used in financing activities this year mainly included:

•	Repayment of long term loans of NIS 496.4 million (U.S. $127.2 million);
•	Repayment of bonds of NIS 415.5 million (U.S. $106.5 million);
•	Repayment of commercial paper of NIS 111.2 million (U.S. $28.5 million);
•	Decrease in short- term credit from banks and others of NIS 206.2 million (U.S. $52.8 million);
•	Interest payments of NIS 178.3 million (U.S. $45.7 million);
•	Dividend payment to non-controlling interests of NIS 36.2 million (U.S. $9.3 million);
•	Offset by receipt of long term loans of NIS 354.3 million (U.S. $90.8 million);
•	Offset by receipt of long term loans from the parent company of NIS 170.0 million (U.S. $43.6 million);
•	Offset by purchase of shares in subsidiaries by non- controlling interest in the amount of NIS 267.1 million (U.S. $68.5 million); and
•	Offset by issuance of shares in a subsidiary to non-controlling interests of NIS 50.4 million (U.S. $ 12.9 million).

The net cash flows used in financing activities in 2014 mainly included:

•	Repayment of long term loans of NIS 586.4 million;
•	Bond repayments of NIS 536.3 million, interest payments of NIS 220.7 million;
•	Decrease in short term bank credit of NIS 36.6 million;
•	Payment of dividend to non-controlling interest of NIS 59.4 million;
•	Offset by receipt of long term loan of NIS 768.3 million; and
•	Offset by issuance of bonds of NIS 158.1 million.

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Results for the fourth quarter of 2015

Continued operations:

Revenues

Revenues in the fourth quarter of 2015 amounted to NIS 61.6 million (U.S. $15.8 million) as compared to revenues of NIS 4.2 million in the comparable quarter last year. The increase derived from recording rental income from Mega's deconsolidation in the course of the year 2015.

Gross profit in the fourth quarter of 2015 amounted to NIS 55.6 million (U.S. $14.2 million) as compared to a gross loss of NIS 12.0 million in the comparable quarter last year. The increase in the gross profit compared to the corresponding quarter last year mainly derived from recording rental income from Mega in the quarter as aforesaid. (In the comparative figures, the Company continues to cancel the sale turnovers of the companies that remained as continued operations as consolidated with the companies whose results are presented as discontinued operations, however the cost of those sales remains in the continued operations such that a gross loss results in the consolidated report in respect of the continued operations).

Selling, general and administrative expenses in the fourth quarter of 2015 amounted to NIS 40.2 million (U.S. $10.3 million) compared to expenses of NIS 26.3 million in the comparable quarter last year, an increase of 52.9%. The main increase derived from an increase of provisions and from an increase in expenses deriving from the debt arrangement in the Company and Mega.

Increase in fair value of investment property in the fourth quarter of 2015 the Company recorded a profit in the amount of NIS 38.3 million (U.S. $9.8 million) compared to a profit of NIS 29.9 million in the corresponding quarter last year.

Other income (expenses), net: other income in this quarter amounted to NIS 6.7 million (U.S. $1.7 million) compared to other expenses of NIS 7.3 million in the fourth quarter of 2014.

Share in gains of associates in this quarter amounted to NIS 3.0 million (U.S. $0.8 million) compared to a profit of NIS 2.6 million in the corresponding quarter last year.

Operating profit before financing in this quarter amounted to NIS 57.4 million (U.S. $14.87 million) (93.2% of revenues) as compared to operating loss of NIS 13.1 million in the fourth quarter of 2014. The increase in the operating profit derived from an increase in revenues due to recording rental income in this quarter in which Mega was deconsolidated.

Finance income (expenses), net: finance expenses in this quarter amounted to NIS 73.9 million (U.S. $18.9 million) as compared to net finance expenses of NIS 19.6 million in the fourth quarter of 2014, an increase of 277%. The increase in finance expenses was mainly from an increase in the measurement of liabilities and guarantees extended by the Company in connection with its investment in Mega.

Taxes on income: tax expenses in this quarter amounted to NIS 19.4 million (U.S. $5.0 million) as compared to tax expenses of NIS 48.9 million in the fourth quarter of 2014.

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Net profit (loss) from continued operations: loss from continued operations in this quarter amounted to NIS 35.9 million (U.S. $9.2 million) compared to a net loss from continued operations of NIS 81.6 million in the corresponding quarter last year. The loss of this quarter attributed to the Company's shareholders amounted to NIS 62.8 million (U.S. $16.1) or NIS 0.95 per share (U.S. $0.24) and the profit attributed to non-controlling interests amounted to NIS 26.9 million (U.S. $6.9 million).

Net loss from discontinued operations in this quarter amounted to NIS 4.6 million (U.S. $1.2 million) compared to a loss of NIS 260.8 million in the corresponding quarter last year. The loss from discontinued operations of this quarter attributed to the Company's shareholders amounted to NIS 2.6 million (U.S. $0.7 million) or NIS 0.04 per share (U.S. $0.01 million) and the loss from discontinued operations attributed to non-controlling interests amounted to NIS 7.1 million (U.S. $1.8 million).

The loss balance from discontinued operations in this quarter includes an impairment loss of the Company's investment in Dor Alon resulting from the Board resolution to sell the Company's holdings in Dor Alon and from the financial results of Naaman for 2015 that included an impairment of the Company's investment in Naaman as a result of the Bee Group's Board resolution to sell the Company's holdings in Naaman.

Dor Alon

Loss from discontinued operations includes a profit of NIS 11.3 million (U.S. $ 2.9 million) deriving from the updated impairment in Dor Alon as an activity designated for sale and setting the investment at market value in the books (see the note on discontinued operations of Dor Alon in additional information).

Naaman

The loss from discontinued operations attributed to Naaman includes a loss of NIS 15.4 million (U.S. $4.0 million) deriving from the resolution to present the investment in Naaman as an activity designated for sale and setting the investment at equity in the books of Naaman (see the note on discontinued operations of Naaman in additional information).

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Cash flows for the fourth quarter of 2015

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 105.6 million (U.S. $27.1 million) in the fourth quarter of 2015 compared to net cash flow provided by operating activities of NIS 27.5 million in the comparable quarter last year. The main increase in cash flow provided by operating activities in this quarter compared to the corresponding quarter last year derived mainly:

•	From a decrease in loss from discontinued operations in this quarter in the amount of NIS 16.2 million (U.S. $4.1 million) and,
•	Offset of cash flows used in this quarter to finance the working capital in the amount of NIS 12.0 million (U.S. $3.1 million) compared to cash flows provided by working capital in the comparable quarter of NIS 73.9 million (the total change between quarters in the working capital amounts to NIS 61.9 million (U.S. $15.9 million)).

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 45.4 million (U.S. $11.6 million) in this quarter as compared to net cash flows provided by investing activities of NIS 37.7 million in the corresponding quarter last year.

Cash flows provided by investing activities in this quarter mainly included:

•	Proceeds from the sale of an associate of NIS 120.3 million (U.S. $30.8 million);
•	Proceeds from the sale of marketable securities in the amount of NIS 18.5 million (U.S. $ 4.7 million);
•	Interest received of NIS 1.3 million (U.S. $ 0.3 million);
•	Offset of funding to a subsidiary that was deconsolidated and transferred into equity of NIS 53.8 million (U.S $ 13.8 million);
•	Offset by the purchase of investment property, property and equipment and intangible assets in a total of NIS 21.4 million (U.S. $5.5 million); and
•	Offset by investment in marketable securities of NIS 21.5 million (U.S. $5.5 million);

The net cash flows used in investing activities in the fourth quarter of 2014 mainly included:

•	Proceeds from the sale of property and equipment and investment property of NIS 54.3 million;
•	Proceeds from the sale of marketable securities of NIS 71.0 million offset by purchase of investment property, property and equipment and intangible assets of NIS 72.2 million, and
•	Grant of long term loans of NIS 12.4 million;

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Cash flows from financing activities: Net cash flows provided by financing activities amounted to NIS 82.7 million (U.S. $21.2 million) in this quarter as compared to net cash flows used in financing activities of NIS 43.0 million in the corresponding quarter last year.

The cash flows used in financing activities this quarter mainly included:

•	Repayment of long term loans of NIS 173.3 million (U.S. $44.4 million);
•	Repayment of bonds of NIS 91.2 million (U.S. $23.4 million);
•	Change in short-term credit of NIS 84.7 million (U.S. $21.7 million) and interest payments of NIS 59.8 million (U.S. $15.3 million);
•	Offset by receipt of long term loan from the parent company of NIS 30.0 million (U.S. $7.7 million);
•	Offset by issuance of bonds of NIS 247.6 million (U.S. $63.4 million); and
•	Offset by issuance of shares in subsidiaries by non-controlling interests of NIS 49.9 million (U.S. $ 12.8 million).

The net cash flows used in financing activities in the fourth quarter of 2014 mainly included:

•	Repayment of long term loans of NIS 111.1 million;
•	Bond repayments of NIS 126.6 million;
•	Payment of dividend to non-controlling interest of NIS 19.1 million;
•	Interest payments of NIS 61.7 million;
•	Offset by receipt of long term loan of NIS 159.3 million;
•	Offset by short term bank credit of NIS 49.7 million; and
•	Offset by issuance of shares in subsidiaries by non-controlling interests of NIS 69.7 million.

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Additional Information

Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA) in 2015 was NIS 133.0 million (U.S. $34.1 million) compared to NIS 113.1 million in 2014.

In the fourth quarter of 2015, EBITDA was NIS 20.1 million (U.S. $5.2 million) compared to EBITDA of NIS 4.9 million in the fourth quarter of 2014.

Events during the reporting period

1.   Going concern comment in the Company's financial statements

Following the debt arrangement of Mega in July 2015, the Company committed to support Mega in addition to the guarantees granted for various liabilities of Mega prior to Mega's debt arrangement and thereafter resulting in the following developments.

In November 2015, and prior to the proposal of the potential buyer (received on February 2016) the Company formulated an outline with its financial creditors – the banks and bond holders for rescheduling the Company's debts to them. These agreements are not yet materialized into a binding agreement, and at this stage the potential buyer is negotiating with the Company's financial creditors according to his committed principles under his proposal which included, among others, a liability to pay NIS 300 million of the debt to these creditors upon the transaction's closing and the possibility of early repayment of the debt balance upon lapse of 90 days from completing the purchase process to any of the financial creditors interested in such repayment (out of sources injected by the potential buyer).

In January 2016, Mega filed with the court an application for stay of proceedings, and trustees were appointed by the court for Mega. In view of the stay of proceedings, the trustees and various creditors filed claims and demands against the Company, including the exercise of guarantees.

In view of the uncertainty regarding the completion of the purchase of the control of the Company by the potential buyer, or regarding reaching agreements with its various creditors, and in light of the termination of negotiations for the sale of properties, there are substantial doubts about the Company's continued existence as a "going concern". The Company's reporting excludes adjustments as to the values of assets and liabilities and their classification that may be required should the Company will not be able to continue to operate as a "going concern".

In the absence of disposal of properties or the completion of the transaction with the potential buyer, the Company has liquid available sources sufficient at the most for financing the Company's current operations for a period of up to two months (provided that no extraordinary events occur), at the end of which, if the transaction with the potential buyer is not completed, the Company will need to sell any of its assets to finance its continued operations.

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2.   Mega

Mega Retail Ltd. was wholly owned and controlled by the Company until the middle of 2015. In June 2015, Mega's employees received a right to be allocated 33% of Mega's shares under an agreement signed by the Company, Mega and Mega's employees as detailed below. In July 2015 under Mega's reorganization arrangement, it was determined that Mega's Board will be composed of seven members three of whom would be appointed by the Company and by that, the Company actually lost control of Mega. On January 18, 2016 Mega entered into a stay of proceedings and trustees were appointed, and from that date the Company has no effect on Mega's management.

Mega has accumulated significant losses in recent years. The losses of Mega and its subsidiaries in 2014 and 2013 amounted to NIS 436 million and NIS 130 million, respectively. The Company does not have Mega's data for 2015 as such data were not received from the appointed trustees.

Agreement with the employees and reorganization plan from July 2015

Considering Mega's deterioration, on June 21, 2015, a collective agreement and understanding letter were signed between Mega's management, BSI, Mega's employee committee and the Histadrut (the employees' agreement), effective from April 1, 2015. The following are the principles of the employee agreement:

1.	Closing of 32 losing branches of Mega and discontinuing the employment of employees in the branches to be closed and reduction of personnel in the headquarters.
2.	The employees waived part of their wage cost and certain retirement term of the employees, the employment of whom will be discontinued.
3.	The allocation of 33% of Mega's share capital (to be carried out by way of allocating new shares or by transferring Mega's shares held by the Company) to a legal corporation to be established by the employees' representation for the active and permanent employees. The corporation to be established may appoint one-third of the Company's Board who are not external directors, and in any event not less than two members, where one is the chairman of the employees committee and the other is a professional party ("The professional party"). As of the report date, the shares were not yet allocated.
4.	The Company committed under the employees' agreement to provide certain credit lines during the first five years of the agreement. This commitment was replaced by a commitment to extend higher credit lines to which the Company agreed under Mega's reorganization arrangement (see below).

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Mega's reorganization arrangement

On June 29, 2015, Mega filed with the District Court in Lod a reorganization plan for Mega under which a petition was filed also under section 350 of the Companies' Law-1999 to convene meetings of certain of Mega's creditors: employees, suppliers, property owners and the banks in order to reach an arrangement with each of these creditor groups as part of the reorganization plan. On July 1, 2015, the court approved the convening of meetings and granted Mega an interim period of two weeks during which it will be able to formulate a reorganization arrangement with the creditors.

On July 12, 2015, the creditors' meetings of the Company convened for the purpose of voting on the arrangements being presented.

On July 14 and 15, 2015, the Court approved the creditors' arrangement ("the arrangement approval date"). Under the arrangement, the Company assumed various liabilities as follows:

1.	Supporting Mega - the Company committed to extend to Mega, effective June 1, 2015, NIS 320 million as follows:

NIS 240 million by way of loans or guarantees of which NIS 160 million would be converted into Mega's share capital (before allocating 33% of Mega's share capital to employees by virtue of the collective agreement signed on June 21, 2015). The balance of NIS 80 million beyond the converted amount to share capital would be repaid only after the full repayment of the effective debt to banks and suppliers (as defined in the arrangement).

NIS 80 million as a framework for working capital based on the current needs of Mega and at its request if necessary.

2.	Liabilities regarding guaranteed and shared bank debts - the debts of Mega and Eden Teva Market Ltd. to banks that were secured by the Company's guarantee or debts that are shared by Mega and the Company (the guaranteed debt) would be paid by the Company without derogating from the Company's right to be in the creditors' shoes in respect of the paid debt under the conditions set forth in the arrangement. The total guaranteed debt as of the reports date is NIS 301 million on account of Mega and NIS 29 million as on account of Eden.

3.	Arrangement with suppliers - under the arrangement with Mega's suppliers it was agreed that 30% of past debts to Mega's large suppliers (namely Mega's debt as of the effective date is higher than NIS 800 thousand) (the deferred debt shall be deferred for two years (grace period) and shall be repaid effective from July 15, 2017 in 36 equal monthly installments (the repayment period). The deferred debt shall bear in the grace period, interest (unlinked) at 2% per annum (grace interest) and shall bear in the repayment period, interest (unlinked) at 3% per annum (repayment interest). The deferred debt shall not be linked. Each large supplier shall be granted a non-marketable option for five months from the issuance date of such option to convert the deferred debt (in whole or in part) into the Company's shares by allocating shares in lieu of the deferred debt to the supplier (the suppliers' option). During the first two months from the allocation date of the suppliers' option, the exercise price shall be the price of the Company's share in the rights issuance date (base price).

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Upon the elapse of two months from the allocation of the option, the exercise price of the option shall be the higher of: the closing price of the Company's share during 30 trading days that preceded the conversion or 120% of the base price. According to the debt arrangement, the deadline for issuing the options shall be January 15, 2016. Due to regulatory limitations, such options were not issued until such deadline. Since a motion was filed to adjourn the date sue to Mega's entry into stay of proceedings, the Company applied to the court seeking the court to instruct that commitment to the issuance of options is invalid when Mega entered into a stay of proceedings and the Company is not committed to issue the supplier's option, as aforesaid. A decision has not yet been rendered in the above motion.

4.	Waiver of control in Mega's Board – under the above reorganization arrangement, the Company agreed that Mega's Board will be composed of seven members, three of whom shall be appointed by the Company, two members shall be appointed by the employees, one director shall be appointed by Mega out of a list of five candidates to be recommended by the President of the Manufacturers Association and one director shall be appointed by the court based on the bank's recommendation. Following this ruling, the Company lost the majority in Mega's Board and as a result lost the control of Mega. Following the loss of control, the investment in Mega is presented on an equity basis.

On July 20, 2015, the Company's Board approved the provisions of the creditors' arrangement that relate to the Company, subject to the approval of the arrangement with Discount Bank regarding a deferral until September 30, 2015 of the repayment of on call loans made by Discount Bank to the Company.

On July 27, 2015, the Company reached an agreement with Discount Bank under which the bank shall not require an immediate repayment of on call loans until September 30, 2015, and by that the condition precedent for approving the arrangement of Mega was met by the Company.

Mega's reorganization plan could not settle two material issues – the first, the continued supply of products by suppliers to Mega in credit terms that preceded the arrangement; and the second, the return of Mega's customers to purchase products in its branches. Mega's working assumption, as reported to the Company, was that in view of the efficiency measures taken and the support of the Company, the suppliers would return to regularly supply Mega and the customers would return to the branches.

After the approval of the reorganization plan, Mega closed 32 branches and two other losing branches were closed (in addition to the initial agreement), and 1,200 employees were dismissed; Mega negotiated with its main lessor, BSRE, from which it received a discount of 9% in rental fees as from November 1, 2015 for 24 months. (See below).

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The Company has supported Mega according to its obligations under the arrangement; a new board was appointed for Mega, comprised mostly of directors who were not appointed by the controlling shareholder and closely supervised and independent conduct of Mega. However, a significant part of the suppliers has not returned to supply Mega under the credit terms prior to the arrangement. As reported by Mega to the Company, the suppliers continued to stiffen and toughen the supply conditions to Mega, resulting in substantial deterioration of sales, especially in the discount stores operated under the brand YOU. After further deteriorated relations with the suppliers, Mega has reached a decision to sell all 22 branches in the sub chain, YOU. The sub chain, YOU, constituted Mega's discount chain which employed more than one thousand employees. The sale of the sub chain, YOU, was made quickly for a total of NIS 130 million and reaching agreements with the employees' committee and the Histadrut on the employment termination of more than an additional one thousand employees.

According to the information reported by Mega, after the sale of these discount stores, Mega planned to be left with 120 stores of its branches "Mega in Town" located in the city centers, in the best locations – a chain that for years operated well with good profitability having a great potential to return to a reasonable profitability. Simultaneously, BSI and Mega negotiated with various potential investors to make an additional investment in Mega.

However, even after the closure of the sub chain, YOU, the relations of Mega with its suppliers continued to worsen and created a situation in which other suppliers condition their supply on cash payment. In January, 2016, some of Mega's large suppliers notified Mega that they will not supply goods to Mega, but with cash only. At the same time, the Company and Mega invested efforts to admit an investor to Mega. Such efforts did not succeed.

Under these circumstances, Mega's board resolved on January 17, 2016 to file an urgent application with the district court in Lod seeking a stay of proceedings and the appointment of a trustee. On January 17, 2016, a temporary stay of proceedings order was rendered, and on January 18, 2016, an order of stay of proceedings was rendered for 30 days three trustees were appointed to Mega. The court authorized the trustees to operate for the recovery and sale of Mega reaching a creditors' arrangement and examine the completion of the reorganization plan from July 2015. On February 14, 2016, the order was extended for an additional three months until May 17, 2016.

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The following are the arguments of Mega's trustees to the Company and BSRE

In several applications to the Company, Mega's trustees notified the Company that Mega and some of Mega's creditors are direct creditors of the Company in the amount of hundreds of millions of NIS. As per Mega's trustees, this indebtedness is due among other things from the Company's contractual obligations towards Mega and Mega's creditors and from liabilities in accordance with the reorganization agreement dated July 2015, as well as from other causes of action. According to Mega's trustees, the Company must meet the following obligations:

1.	Completion of the liabilities to inject NIS 320 million. At first, the trustees claimed that the Company had not yet transferred NIS 63-70 million and on March 7, 2016, the total amount to be completed was updated to NIS 117 million (see below).
2.	Issuance of rights in the Company of no less than NIS 150 million and the allocation of options to Mega's large suppliers.
3.	Repayment of the guaranteed and shared debt to banks of NIS 300 million.
4.	Repayment of the Company's guarantee towards the Company's employees transferred to work at Mega in the amount estimated by the trustees at NIS 40 million.
5.	Repayment of guarantee to suppliers, insurance companies, suppliers' credit and property owners amounting to NIS 150 million.
6.	Contingent liability in connection with the return of NIS 117 million resulting from dividend distribution of Mega in 2013, as argued in the application for approval of a derivative claim.

In their request, Mega's trustees made clear that the indebtedness of Mega and the Company's creditors are on one line having an equal priority. Therefore, the Company is not permitted and is hereby required not to carry out a debt arrangement with its creditors without including a suitable arrangement agreed upon with the trustees. The trustees also demanded that the Company would not make any payment nor place a lien in favor of its financial creditors, since this act would be a preference of the creditors.

On February 23, 2016 (Application 37), Mega's trustees filed an application for instruction in which the court was requested to sign a summary judgment instructing the land registry offices and/or the Israel Lands Authority to register in the books caveats regarding the appointment of Mega's trustees, on all of the real estate assets in which Mega has rights.

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On February 24, 2016 (Application 38), the trustees filed with the court a report on behalf of the trustees and an application for remedies in connection with the Company's liabilities towards Mega. Among other things the trustees claim that the Company has the following obligations:

1.	The Company owes NIS 118 million to complete its liability which was taken under the reorganization arrangement from July 2015 to inject NIS 320 million to Mega, issuance of an option to large suppliers of Mega for a debt of NIS 193 million to convert their debt into the Company's shares. The trustees also argue that the Company has no right to return to Mega for the Company's liabilities for the repayment of Mega's debts to banks (the guaranteed and the shared debt of NIS 301 million).
2.	Other liabilities of NIS 186 million mainly for transferring employees, guarantees to suppliers, and to insurers of suppliers' credit, and property owners. The trustees claim that the Company extended to Mega these guarantees as a substitute for the equity required for Mega and as part of the policy of its conduct in thin financing.
3.	Contingent indebtedness in connection with a dividend of NIS 100 million that was distributed in 2013 from Mega to the Company in respect of which a derivative claim of NIS 117 million was filed.
4.	The Company transferred to Mega its holdings in Eden where during the period it was held by Mega (2010 and onwards) it lost NIS 100 million and a minority shareholder filed an application against Mega and the Company (and this while ignoring the fact that the claim was filed for NIS 40 million).

The trustees also argue that:

1.	Split of real estate activity in 2009 from Mega transferred to BSRE and their rental by Mega- as alleged by the trustees, under the split a dividend of tens of millions of NIS was distributed to the Company and as per the trustees' allegations, there is a concern that the lease agreements are higher than market prices, and in addition BSRE forced Mega to continue renting losing branches and did not allow Mega's release from such agreements. The trustees also wondered about Mega's consent regarding the application filed with the court for an arrangement between Mega and BSRE under which Mega will receive a discount of 9% on the rental fees for two years in exchange for a waiver of any claim or demand against BSRE about the lease and split agreements either in the making and/or approving such agreements.
2.	Mega was operated by thin financing and therefore, as far as determined that this argument is correct, the trustees believe that in these circumstances they have a cause of action to charge the shareholders for all of Mega's debts and/or the rejection of their debts.
3.	Deteriorated corporate governance – in Mega there was a deteriorated corporate governance resulting from making decisions by Mega's board which were in contrast to Mega's best interest and these decisions led to Mega's position.

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Under application 38, two operative remedies are sought:

1.	The appointment of an appraiser in connection with the split agreements of the real estate assets from Mega to BSRE and regarding the rental fees and terms to which Mega is committed.
2.	Investigation powers – empowering trustees to investigate the issues listed above and the reasons for the collapse of Mega including calling officers and controlling shareholders of Mega, the Company, BSRE and Alon (the Company's parent company) for investigation and instruct them to produce any document required by the trustees for the purpose of examinations and investigations.

On March 2, 2016, the court approved the applications of the trustees.

On March 7, 2016, Mega's trustees filed an application with the court for leave of instructions regarding the Company's liability to inject funds to Mega by virtue of the reorganization arrangement from July 2015 and pay on account of the injection of NIS 320 million, the amount of NIS 117 million. As per the trustees' arguments, the injections of NIS 320 million took effect from the arrangement approval date, namely from July 15, 2015 and not from June 1, 2015 (as claimed by the Company and as stated in the agreement), and accordingly, the amount balance that was not yet injected by the Company amounts to NIS 117 million (Application 46).

On February 21, 2016, several employees of Mega filed an application to court (Application 32) to allow them participate in the negotiations to be held between the Company and Mega's trustees in connection with a guarantee granted to the employees transferred from the Company to Mega and in connection with compensation fund. They claim that the guarantee applies also to the early termination notice component and the employment period in Mega and not only to their employment period in the Company. Mega's trustees opposed to the addition of these employees to the negotiations.

On February 3, 2016, several employees of Mega filed an application with the court (application 22) in which they requested the Company to transfer the balance of its central fund to the trustees. In response to the application, the trustees have extended the application and demanded that the Company will transfer to them NIS 26 million in respect of the amounts, allegedly guaranteed by the Company for the employees transferred from the Company to Mega in 2011.

On March 11, 2016, the Company filed an application (application 96) that it is no longer obligated for the suppliers' option because Mega entered into a stay of proceedings. The trustees as well as some suppliers (including the manufacturers association) responded that the Company should issue the option to suppliers.

In addition, Mega's managers conduct proceedings requesting to instruct "waiver of onerous contracts" under which the court is requested to instruct the conclusion of the rental agreements alleging that such agreements are onerous. For one of the above assets, BSI was added to the proceeding that it guarantees the rental agreement (application 45).

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The main reactions of the Company and BSRE to arguments and applications of Mega's trustees'

The Company objects to the arguments of Mega's trustees and in the context of the legal proceedings, it argues among others, that it fully complied with its obligations to Mega, and the Company also claims that with Mega's entry into stay of proceedings, even determined that it did not complete all its liabilities under the reorganization arrangement, their liabilities expire according to the reorganization arrangement. The Company claims, among others, all of the following:

1.	Regarding the Company's liability to inject up to NIS 320 million, the Company's position is that it has no liability whatsoever, among others, because it met all of its liabilities, injected all as Mega required, and the total amounts it injected or guaranteed in the arrangement period, including the guarantees it extended during the agreement and after deduction of amounts which will be paid by the Company in respect of guarantees given by the Company before the reorganization arrangement are in excess of NIS 320 million. The Company further claims that it injected all that was required by Mega, whose decisions were made effective from reorganization arrangement date by an independent board and for good reason it was not required to inject amounts in excess of what it injected. The Company claims that if determined that it did not inject all amounts, the sums that were not injected are amounts for liabilities so as to extend a framework for the working capital for Mega's needs, if required, which was purported to assist dealing with "peaks" (short term loan purported to reconcile the timing differences between the payment date of Mega for goods purchased from suppliers and the date of receiving the consideration when goods are sold to customers which is not designated to finance losses), and these were not required by Mega. The Company further claims that once Mega entered a stay of proceedings, the liabilities that were not yet performed, if any, are canceled in the Company's circumstances. The Company also claims that the amounts of the guarantees and the injection from June 1, 2015 shall be included as settled in the agreement.

2.	Regarding the supplier's option, the main argue of the Company is considering the stay of proceedings, its duty to carry out the suppliers' option did not arise, among others on the grounds that its liability was given against the suppliers' commitment to defer their debt, liability that the suppliers themselves cannot meet considering the stay of proceedings and considering the fact the suppliers have improved their position following the injections of funds made by the Company to Mega.

3.	As to applications of the employees that the central compensation fund will be transferred to the trustees, the Company claims that the trustees or the employees have no right in the central compensation fund that belongs to the Company since in the funds central compensation fund that were used by Mega from June 1, 2015 are debts of Mega to the Company, and therefore should be recorded on account of the liability to inject funds to Mega. As for the claims of the employees and trustees regarding the scope of the Company's guarantee, beyond the claims regarding substantial procedural flaws raised in the employees' and the trustees' applications, the Company's position is that the amounts for which it guarantees are significantly lower than the claimed amounts, and today, the scope of Mega's debts to its employees that are guaranteed by the Company are negligible. The Company also objected to joining the employees to the negotiation process (application 32) and the claims raised by the employees and trustees in the application in question.

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4.	As to the guaranteed debt, the Company's position is that it has the right to return to Mega for any amount to be paid by it to the financial creditors.

The above does not exhaust the Company's claims and those that are argued as part of the relevant legal proceedings, where the Company's claims and other arguments will be deliberated as well as the Company's claims and the allegations of Mega's trustees and its creditors. Taking into account the unique circumstances of the case and the stage of the proceedings and the fact that the claims will be decided in legal proceedings and therefore the Company has no control over the outcome, there is no certainty that the Company's position on these matters will be accepted and at this stage it is impossible to estimate the probability that the company's allegations will be accepted.

On February 29, 2016, BSRE notified Mega that according to the addendum of the lease agreements between the parties, in the circumstances under which a trustee was appointed for Mega and the decision was not cancelled with, in 30 days from the date it was granted, then Mega is in breach of the lease agreements including the addendum and therefore the discount set forth in the addendum is null and void.

BSRE responded to application 37 and claimed that the trustees' application should be dismissed regarding the assets that were transferred to the Company under the asset transfer agreement from Mega Retail where the process of registering them in the Company's name was not yet completed. The court did not accept the position of BSRE and on March 20, 2016, it rendered a decision that the trustees will register caveats in their names in the various land registry offices. BSRE filed an application for stay of execution and an application for leave of appeal with the Supreme Court.

On March 8, 2016, BSRE filed a motion with the court in which the court was requested to appoint a receiver for the purpose of exercising the rights of BSRE in accordance with a bond issued by Mega for BSRE on March 31, 2009, in relation to assets acquired by BSRE from Mega pursuant to an agreement dated March 31, 2009, and as of the report date, the registration in BSRE's name in Israel Lands Authority and/or the Land registry Office had not yet been completed. On March 13, 2016 the court ruled that the motion is not in accordance with the stay of proceedings order granted to Mega and therefore decided to strike such motion. On March 15, 2016, BSRE filed with the stay of proceedings court a motion to allow it exercise the pledged rights according to the bond.

On March 10, 2016, BSRE filed a motion for leave of instructions to be paid NIS 1.8 million representing the balance of the rental fees due to BSRE for leasing the assets for the period from February 17, 2016 through March 16, 2016.

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Eden Teva Market (a company which was held at 51% by Mega) and Dr. Baby (a company which was wholly owned by Mega)

On July 9, 2015, Eden Teva Market (Eden) filed an application with the court for leave of a stay of proceedings order, to which was attached the creditors' arrangement proposal for the creditors of Eden Teva Market creditors. Eden's debts are estimated at NIS 81 million, excluding the banks' creditors which amount to NIS 74.6 million. Mega guarantees the debts of Eden to Bank Leumi in the amount of approximately NIS 35.7 million and NIS 9.7 million to the First International Bank. The Company guarantees the debts of Eden to Bank Hapoalim in the amount of approximately NIS 29.2 million.

On July 9, 2015, the court granted the stay of proceedings application and rendered a stay of proceedings order to Eden and appointed a trustee for the stay of proceeding period. Under the application for stay of proceedings, Mega filed a proposal for creditors' arrangement however, on July 22, 2015 Mega notified the court that it withdraws the proposed arrangement submitted to Eden's creditors.

On December 3, 2015, a settlement agreement between Mega and Eden was approved by the district court according to which NIS 3.8 million was paid to Eden Teva. On December 6, 2015, a permanent liquidation order was rendered against Eden Teva.

On July 28, 2015, an application for the liquidation of Dr. Baby (a company held by Mega) was filed and a liquidator was appointed by the court.

The effect of the reorganization plan in Mega from July 2015 on the consolidated financial statements

The effect of Mega's deconsolidation is derecognition of Mega's balance sheet from the consolidated data of the Company and the recording of its share in Mega according to the value of Mega's shares that were received, recording the liabilities in respect of guarantees existed as of the date of deconsolidation (transferred employees, property owners and suppliers credit insurers), plus the Company's liabilities assumed under the arrangement (repayment of the guaranteed debt, liability to inject to Mega and option to Mega's suppliers) as ruled by the court. Liabilities and guarantees as of the control loss date were measured at fair value and the impact on profit or loss, net (net of the negative investment balance in Mega that was derecognized) was recorded in loss from discontinued operations. The value of the liabilities and guarantees as of December 31, 2015 was re-measured and the difference in the value of liabilities between periods is recognized in the profit or loss statement, under financial expenses.

Regarding Mega's debt arrangement, the Company made appropriate provisions and estimates and created debt balances that are included in the appropriate items (according to nature of the provision, debt balance or the estimate) of the current liabilities as of December 31, 2015.

For the sake of accounting conservatism, these statements do not include amounts the Company will be entitled to receive from Mega so far as the Company will have to pay these amounts according to the debt arrangement.

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The comparative figures in the profit or loss statements have been restated such that Mega's results until the control loss date are included as part of the Company's losses from discontinued operations. With the transition to the accounting treatment of the investment in Mega using the equity method, the Company includes its share in the losses of Mega up to the amount of liabilities and guarantees it has assumed on the control loss date Mega has a capital deficiency and the Company included its liabilities to Mega at fair value. The Company does not include the results of Mega from the control loss date, but only the effect of the change in the value of liabilities between periods.

The liabilities, estimates, the provisions and guarantees are measured based on different scenarios that could occur. In practice, these scenarios may not occur, or may occur on a different date from the date on which it was assumed that they would occur. If the liabilities and/or guarantees will materialize differently than the assumptions underlying the measurement basis, the Company may record additional expense or reduce the expense amount that was recorded previously.

The Company's position as reflected in the legal proceedings conducted with respect to Mega and as described above is that it complied with all of its liabilities towards Mega under the reorganization arrangement and in the event that if any liabilities remained unfulfilled towards Mega or its creditors, those liabilities expired when Mega initiated stay of proceedings in January 2016. In view of the fact that it is a subsequent event, the cancellation of the liabilities is not reflected in these reports.

In the opinion of the Company and its legal advisors, there is no assurance that the position of the Company regarding the expiration of its commitments will be actually accepted by the court and that the estimates prepared by the Company reflect all obligations of the Company in connection with Mega, and that is in light of the precedence of the circumstances in the matter of the Company, the early stage of the proceedings and the fact that Mega's trustees do not provide the Company with data and in view of the fact that it is unknown what the refund amount to be received from the liquidation of Mega will be for amounts to be paid by the Company to Mega's creditors on debts guaranteed by the Company.

Cash flows used in the deconsolidation of Mega:

1.7.2015
NIS in thousands
Trade receivables and checks payable	203,443
Inventory	259,776
Other accounts receivable	3,717
Property and equipment and other assets, net	440,051
Short term credit	(512,437)
Trade payables	(638,230)
Provisions for other short term liabilities	595,091
Other accounts payable	(248,894)
Accrued severance pay	(52,003)
Income (loss) from sale of investment	(78,248)
(27,734)

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3.	Support of the controlling shareholder – Alon Oil Company

a.	In June 2015, the Company's parent company, Alon Israel Oil Company Ltd. charged in favor of a bank a deposit of NIS 75 million which was used as collateral for the credit line for three months at the same amount the bank extended to the Company. As of December 31, 2015, the credit line was paid out of the deposit of the parent company.

b.	On July 27, 2015, the Board of Directors of Alon Oil Company approved to inject a total of NIS 95 million as a bridge loan to the Company which shall be repaid from the proceeds the Company would receive from a rights' issuance of NIS 150 million, under which the parent company committed to participate according to its holding percentage (NIS 110 million) such that the deposit in sub section a (that was used by the Company) with the injection amount will constitute NIS 170 million. The total amount of NIS 170 million is composed of NIS 110 million representing a bridge loan to be repaid from the proceeds the Company will receive on account of its share in the parent company in the issuance of rights and a total of NIS 60 million representing a long term loan to be repaid after the full repayment of the Company's debt to banks and bond holders.

In addition, the parent company committed to extend to the Company a short-term loan of NIS 50 million to be used by the Company to support Mega's reorganization plan. The short-term loan shall be repaid from proceeds to be received by the Company from the sale of its holdings in subsidiaries. It was determined that all of these loans do not bear interest but shall be CPI-linked. (Including the base index). Accordingly, the above loans were approved as a qualified transaction.

c.	A total of NIS 110 million was recorded as a short term loan linked to CPI to be repaid from the proceeds the Company will receive on account of the parent company share in the issuance of rights and NIS 60 million were recorded as a short term loan linked to the CPI to be repaid after the full repayment of the Company's debt to banks and bondholders.

The loan of NIS 60 million was discounted over 7 years according to the returns of interest on bonds of the Company. The differences of value were carried directly to equity. The short term loan of NIS 50 million was converted in a qualifying transaction for the sale of Dor Alon shares (see below).

d.	Qualifying transaction for the sale of Dor Alon shares

On November 8, 2015, Alon Oil Company acquired in a qualifying transaction from the Company, shares of Dor Alon at a financial scope of NIS 50 million (8.04% of shares), in lieu of a short-term loan that was agreed upon in the resolution of the Board of Directors of the parent company in July 2015.

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As part of the qualifying transaction, additional conditions were determined in the case of the sale of the shares by Alon Oil Company allowing further consideration to the Company. To secure the additional payments, 20% of the sold shares of Dor Alon were pledged in favor of the Company (for a period of up to 2 years).

4.	Sale of Dor Alon

On July 20, 2015, the Company's Board of Directors decided to sell all of its holdings in Dor Alon in order to meet the liabilities the Company undertook in the reorganization arrangement of Mega as approved by the court on July 15, 2015. These liabilities were higher than the amounts the Company intended to inject to Mega in the framework of the application to the court on June 29, 2015. As of December 31, 2015, Dor Alon is presented as an activity designated for sale at a value of NIS 583.5 million according to the quoted value of the shares on the stock exchange on December 31, 2015. The loss of NIS 614 million (net of taxes) which includes Dor Alon's results for the period net of investment impairment is recorded as part of activity designated for realization. Following the potential buyer's entry into an agreement (conditional) with the controlling shareholder of the Company for the purchase of the shares of the controlling shareholder, as of the publication date of the report, no activities have occurred for the sale of Dor Alon.

5.	Financial debt arrangement in BSI

a.	Non- compliance with financial covenants

The Company has a bank loan of NIS 140.5 million as of December 31, 2015. Under the terms of the loan, the lowering the Company's rating by a recognized rating company (Maalot or Midroog) below BBB under Maalot`s ratings or Baa2 under Midroog's ratings, will grant the bank the right to demand immediate repayment of the debt. As of publication date of this report, the Company's rating is Caa1 under credit review with uncertain implications, and therefore the loan balance was classified into credit and short-term loans from banks and others as part of current liabilities in the balance sheet.

b.	Settling the bank debt of the Company

Upon completion of the reorganization arrangement of Mega and following the lowering of rating of the Company, the Company has bank debt amounting to approximately NIS 522 million which is due for immediate repayment. As described below in the reorganization arrangement of Mega, most of the banks agreed to defer under certain conditions the repayment of the debt for half a year and Discount Bank has agreed to defer payment until September 30. In the fourth quarter of 2015, the Company reached agreements with Discount Bank that at this stage the debt will not be put for immediate repayment.

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c.	Series C bonds

The Company has outstanding bonds amounting to NIS 379.9 million par value linked as of December 31, 2015. On July 28, 2015, representatives and legal counsel were appointed for Series C bondholders.

Starting from October 27, 2015, the meeting of bondholders convened who decided on the deferment of the principal payment dates from November 4, 2015 to April 7, 2016. The meeting of bondholders, in its decision dated February 15, 2016 allowed for negotiation with the potential buyer (Ben Moshe) until March 17, 2016. it was also decided at the meeting, to instruct the bonds' trustee to put for immediate repayment the full balance of the Company's debt to the bondholders and authorized him to take the necessary measures to execute the decision, including notifying the Company for making a decision in this section and the demand of the debt's payment within seven days from the notice date ("immediate repayment decision"). The immediate repayment decision is supposed to enter into effect without further decision at the earlier of: a. transfer of the control of the Company directly or indirectly (including changing the control in the controlling shareholder) without the consent of bondholders or b. the exclusivity period (no-shop) of Ben Moshe's proposal has elapsed and an application was not filed with the court (agreed by the trustee and the representatives of the bondholders) to convene meetings for the approval of the debt arrangement between the Company and its financial creditors. At this stage, the entry into effect of the immediate repayment decision was extended to April 3, 2016.

The balance of bonds presented in long term liabilities was classified to short term liabilities starting from the third quarter of 2015.

d.	Outline of agreements with the Company's financial creditors

On November 2, 2015, in the framework of the negotiations conducted by the Company with the representatives of Series C bond holders and the Company's creditor banks, principles were formulated for an outline of rescheduling and reorganization of the financial debt, including the guaranteed debt of the Company. As part of the outline, it was agreed that effective from November 1, 2015 all debts bear interest at the rate of 4% per annum linked to the CPI to be paid regularly by semi-annual installments each year, 1% interest will accrue and paid at the final payment date of the principal, as well as an addition of up to 1% interest, which terms will be determined in a detailed agreement. In addition, principal payments (pro-rated among banks and bondholders) will be paid at a rate of 2% each year from November 2017 until 2019. The outstanding principal will be repaid in one payment in November 2020.

In addition, it was agreed that debt repayment would be accelerated if Dor Alon or BSRE will be sold, and the debt holders would receive up to 10% of the Company's shares.

However, on February 28, 2016, an acceptance notice was given by the controlling shareholder of the Company for the proposal of the potential buyer. The proposal of the potential buyer includes various conditions for the debt rescheduling and reorganization as detailed below.

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6.	Sale of the control in the Company and outline for debt arrangement in the Company

At the end of January 2016 and at the beginning of February 2016 the controlling shareholders received several proposals to purchase the control over the Company two of which were brought for voting before the Series C bondholders. On February 16, 2016, the series C bondholders approved to hold negotiations with Mr. Ben Moshe regarding his proposal which includes, among others, an outline for the repayment the Company's financial debt (NIS 932 million), the essence of which is the injection of NIS 900 million to the Company for the full repayment of the financial debt to financial creditors interested in such repayment. On February 28, 2016, acceptance notice to Mr. Ben Moshe's proposal was received by the controlling shareholders (holding approximately 72.21% of the Company's shares).

The principles of Moti Ben-Moshe's proposal (in accordance with his proposal from February 15, 2016 and the clarifications to the proposal)- in exchange for NIS 115 million to be paid to the controlling shareholders, he will purchase (through a company under his control) the holdings of the controlling shareholders in the Company on AS IS basis and the rights of Alon in the bridge loan of NIS 110, million including the right to allocate shares of the Company shares against such holdings and the rights in the subordinated loan of NIS 60 million extended to the Company by Alon.

The completion of the acquisition is subject to the fulfillment of the following conditions precedent no later than 60 days from the acceptance date of the proposal (a possibility was granted to extend the deadline by 14 days and under certain conditions for additional 30 days):

a.	Removal of all liens or rights of third parties on the acquired assets.

b.	An application will be submitted to convene the creditors meeting to approve the debt arrangement, the principles of which were approved by the potential buyer, the Company and its creditors (the debt arrangement).

The debt arrangement will be based on the outline of principles agreed with the financial creditors on November 2, 2015 (the outline of principles) and will include (1) an annual interest rate of 6% linked to CPI, (2) the provision of liens in favor of the financial creditors as set out in the outline of principles (3) allocation of the Company's shares to its financial creditors at a rate of 10% (4) determining that the loans of the controlling shareholders (NIS 170,000 million) will be subordinate to the debts of the Company to its financial creditors including to a state of insolvency. The arrangement will not be based on quick sale of the assets and will not depend on such sale. The debt arrangement will include an exemption towards the Company's officers as agreed by its creditors. In addition, the debt arrangement will determine that the potential buyer will have the right to convert any debt of the Company due to him into the Company's securities including as part of an issuance of rights (This condition should take place within 40 days from the acceptance date).

c.	Approval of the court for the debt arrangement will be obtained.

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d.	All of the regulatory approvals required for purchasing the Company will be obtained, as required.

e.	A decision is made by the Series C bondholders, which its essence is negotiating with the potential buyer exclusively for 15 days from the date of making the decision. As to Mega – in contrast to another proposal that was not approved by the Series C bondholders, in Ben Moshe proposal, reaching an agreement with Mega trustees is not a condition precedent to complete the purchase.

As part of the debt arrangement the potential buyer committed to inject to the Company NIS 900 million and committed act as follows:

a.	Upon the closing date, the Company will repay to its financial creditors NIS 300 million by early repayment.

b.	An amount of NIS 600 million will be injected to the Company on or about after the closing of the transaction for the purchase of the Company, subject to the completion of the issuance of rights and allocating the securities to the controlling shareholders, Mega's suppliers and the financial creditors, however, should the Company be in need of cash flow needs after the closing of the purchase and prior to the allocation and as far as required for an early repayment, as detailed below, part of this amount will be injected to the Company prior the completion of said issuances and allocations.

c.	3 months after the closing date, the Company will carry out an early repayment of the entire debt to the financial creditors interested in this early repayment, any amount paid will be amortized on a pro rata basis from the amortization schedule as follows.

d.	After the early repayment the following amortization schedule will apply:

•	In each of the years 2017 – 2019 15% of the financial debt will be paid,

•	In 2020 the debt balance will be paid.

If an early repayment will be carried out in the first three years from the closing date beyond the payment designated for that year, including the early repayment in three months from the closing date, 2.5% of the paid amount will be added to the repayment amount. This addition will not apply to the amount paid upon the transaction closing date.

Other conditions committed by the potential buyer under his proposal:

a.	Upon the closing date, NIS 300 million will deposited to be used as collateral for any liability of the potential buyer for carrying out the fund injections after the closing date. So far as the liability balance decreases from the above amount, the deposit amount will decrease accordingly.

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b.	The fund injections to the Company will be extended by way of subordinated debt and/or capital note and/or capital allocation and/or by private placement and/or by issuance of rights at the exclusive discretion of the potential buyer. The potential buyer may convert any debt indebted to him into the Company's securities.

c.	The debt arrangement will include limitations on using the injections for new investments and/or for the purchase of Mega from its trustees.

d.	Limitations will apply to the Company for dividend distributions unless the creditors' consents are obtained.

e.	Upon the full repayment of the financial debt under the arrangement, the commitments of the potential buyer will expire.

f.	Until the transaction closing date, the Company and its controlled companies will not carry out any disposition of their assets and/or any act to foil the purchase of control, including the issue of not coming into agreement with Mega's trustees, otherwise the buyer will have the right to cancel its commitments.

g.	The potential buyer committed to deposit NIS 250,000,000 as earnest fees. Documents that were presented to the Company show that such amount was deposited in two banks accounts where the authorized signatories are the attorneys of the potential buyer.

h.	If the potential buyer will change his mind regarding the proposal for its own reasons while violating its commitments under its proposal, his attorney will be directed to transfer NIS 20 million to the Company as an agreed compensation by the potential buyer constituting an exclusive remedy.

i.	Effective from accepting the proposal and until the conditions precedent are fulfilled and/or the expiration of the proposal, the controlling shareholders will not negotiate an alternative transaction.

j.	ExtraHolding Ltd guarantees any commitment the potential buyer must carry out on the closing date.

7.	Sale of BSRE shares

a.	On February 8, 2015, the Company sold 5% of BSRE shares for NIS 72.3 million. After the sale the Company held 64.71% of BSRE share capital.

b.	On February 26, 2015, the Company sold 1% of BSRE shares for NIS 15.4 million. After the sale the Company held 63.71% of BSRE share capital. The sale was carried out so as to increase the public holdings in the shares as defined in the stock exchange directives, to above 35% on the next examination date beginning February 28, 2015 and by that increase the weight of BSRE share in the indices calculated by the stock exchange.

c.	On June 30, 2015, the Company sold 2.5% of BSRE shares for NIS 34.7 million. After the sale the Company held 61.19% of BSRE share capital. The sale of the shares was carried out at the end of the trading day and therefore the consideration was received on July 1, 2015.

d.	On August 31, 2015, the Company sold 7.27% of BSRE shares for NIS 93.4 million. After the sale the Company held 53.92% of BSRE share capital.

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8.	Changes in the Company's management in the fourth quarter of 2015

a.	Retirement of the director Mordechai Ventura and the appointment of Michael Lazar

On November 23, 2015, Mr. Mordechai Ventura informed that he concluded his membership on the Board, and the Company instead appointed Michael Lazar on November 26, 2015.

b.	The appointment of Zahi Otzar as director

On December 24, 2015, Mr. Zahi Otzar was appointed as director in the Company. Mr. Zahi Otzar serves as CFO of Bailsol investments, and works approximately 4.5 years at Rosebud Real Estate.

9.	Material Lawsuits

a.	In July 2015, a claim was filed against the Company and Mega with the Tel Aviv District Court, in connection with the 51% subsidiary of Mega, Eden Health Teva Market Ltd. ("Eden"), by the minority shareholders (49%) in Eden. In the claim, the plaintiffs sought, among others, an injunction under which the defendants will be required to purchase the shares of the plaintiffs in Eden for NIS 77.6 million. Prior to filing an answer, the plaintiffs requested to amend the claim sue to change in circumstances after filing the claim originating in Eden's entry into stay of proceedings and the sale of its operations. On November 25, 2015, an amended claim was filed under which the plaintiffs allege that damages were caused to them in the amount of loss of their shares' value (according to the value claimed in the original claim) however the amount of the claim was reduced for purposes of court fees and was set at NIS 40 million. In the amended claim other defendants were added who served in Mega and the Company as office holders in various dates. On January 17, 2016, an answer a counterclaim was filed by Mega and BSI in the amount of NIS 40 million (for purposes of court fees). It was argued in the answer, among others, that there was no breach of the claimed liability to extend financing and this, inter alia, since the agreement between the parties does not apply such liability without derogating that financing was extended at any stage of Eden's activity including at the stage when Eden entered the stay of proceedings. The plaintiffs further allege that the claim lacks cause of action toward the Company due to the fact that on May 19, 2009, the plaintiffs signed an explicit and unqualified consent according to which, upon the transfer of shares in Eden Teva Market from BSI to Mega, BSI has no liability of any sort whatsoever towards the plaintiffs including by virtue of the agreements that were signed. In the counterclaim, the Company and Mega alleged that the financing they extended to Eden (guarantees for third parties extended by Mega and BSI with shareholders' loans extended by Mega) was made based on misrepresentations of the plaintiffs regarding Eden's ability to move to profitability as well as its ability to repay its debts towards the aforesaid. As of this date, an answer was not yet filed to the counterclaim and a response was not yet filed to the answer. According to the parties agreement (since the plaintiffs filed a motion in the stay of proceedings case against Mega to approve the proceedings management) the hearing that was scheduled April 3, 2016 was canceled until the plaintiffs' motion is heard.

At this preliminary stage of the proceedings, the Company it is unable to assess the prospects of the lawsuit, including the counterclaim.

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b.	In July 2015, a lawsuit was filed with the Tel Aviv District Court against the Company, Mega, and whoever served as members of the board of directors of Mega, by one of Mega's suppliers of dairy products (the petitioner). As a part of the petition that was filed, an approval as a derivative claim is requested, alleging that in 2013 Mega conducted a prohibited distribution of dividends in the amount of approximately NIS 100 million. The plaintiff requests the court to order the Company and directors to return to Mega all payments and/or dividends and/or benefits and/or rights received by them in connection with the said distribution. In addition, the plaintiff requests the court to order the Company and Mega to provide documents and information about Mega, including its financial statements for 2011 - 2014. On January 3, 2016, the Company with the directors filed a motion to strike in linine the approval petition with the key allegation that the petitioner cannot be called a "creditor" for the purpose of filing a derivative claim as prescribed in the Companies Law – 1999. Following the stay of proceedings against Mega and various motions filed by the Company and Mega's trustees, the proceeding was stayed at this stage. The Company denies all allegations contrary, but at this early stage of the proceedings, it is unable to assess the prospects of the lawsuit.

c.	In February 2016, a motion for approval of a claim as class action was filed with the Central District Court against the Company. The subject of the motion for the approval according to the petitioner, stems from insolvency proceedings of Mega, starting from the end of June 2015, where severe damage was inflicted upon the customers holding purchase coupons issued by the Company, to use their rights and perform through such coupons purchases of goods in general, but particularly purchases of food products in Mega branches, as the Company has undertaken towards the group members. The group was defined in the approval motion: "any person or corporation holding purchase coupon from June 29, 2015 issued by the respondent". Accordingly, it is sought to determine that the Company has violated materially its commitment by virtue of the purchase coupons towards the group members due to severe harm to the exercise ability of the coupons which resulted in severe harm to the coupon's value. In addition, the court was requested to order the Company compensate the petitioner and any plaintiff included in the group for damages caused as a result of the claimed material violation.

Monetary amount was not stated in the lawsuit since at this stage the petitioner does not have accurate data concerning the aggregate claimed damage of the group. Nevertheless, it is indicated in Mega's arrangement motion, where Mega stated that as of June 29, 2015, the scope of unutilized coupons was NIS 200 million and therefore, as per the petitioner, the damage caused to the group members can be estimated as considerable. At this stage, the results of the proceeding cannot be estimated.

d.	Legal proceedings under the stay of proceedings in Mega – as aforesaid, On February 24, 2016, the Company filed a debt claim against Mega (most of which are contingent debts).

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10.	Rating

a.	On March 10, 2015, Midroog ratified the A3 rating with negative outlook of Series C bonds and lowered to P-2 the rating of the Company's commercial papers.

b.	On April 1, 2015, Midroog lowered the rating of the Company's Series C bonds from A3 to Baa1 and put the rating under review with negative –neutral implications. In addition, the rating of the Company's commercial paper remained P-2 under review.

c.	On May 20, 2015, Midroog lowered the rating from Baa1 to Baa2 and left the rating under review with uncertain implications.

d.	In May 2015, the Company completed the repayment of the commercial paper.

e.	On July 7, 2015, Midroog lowered the rating from Baa2 to Baa3 and left the rating under review with negative implications.

f.	On July 29, 2015, Midroog lowered the rating from Baa3 to Ba2 and left the rating under review with negative implications.

g.	On October 27, 2015, Midroog lowered the rating from Ba2 to B3 and left the rating under review with uncertain implications.

h.	On January 27, 2016, Midroog lowered the rating from B3to Caa1 and left the rating under review with uncertain implications.

Events during the reported period from continued operations

BSRE

a.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 717 sale agreements with a scope of NIS 1,894 million (including VAT) and received advances of NIS 1,328 million (including VAT).

Commercial spaces in the mall

As of December 31, 2015, lease agreements were signed or are to be signed for 24,831 square meters of the commercial spaces.

b.	Givon Parking Lot – Tel Aviv

The parking lot was established under an agreement with the Tel Aviv municipality dated September 1, 2010 for 22.5 years by BSRE and a third party via a jointly controlled company and includes 1,000 parking spaces. The parking lot was opened to the public on April 16, 2015. The development of the square was completed and its handing over to Tel Aviv municipality was carried out in September 2015. In December 2015, the bank financing of NIS 119 million was replaced by a long term loan for the same amount repaid in installments until 2030 with an early repayment option. The loan bears annual interest of Prime plus 1%.

c.	On March 16, 2015, BSRE declared a dividend distribution of NIS 30 million which was paid on April 15, 2015. The Company's share was NIS 19.1 million (U.S $ 4.9 million).

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d.	On May 20, 2015, BSRE declared a dividend distribution of NIS 30 million which was paid on June 11, 2015. The Company's share was NIS 19.1 million (U.S $ 4.9 million).

e.	On November 5, 2015, the Board of Directors of BSRE approved and on December 23, 2015, the general meeting of BSRE approved the entry into addendum to the rental agreements from 2006 and from 2009 with Mega Retail. The addendum included agreements for the exit from 11 branches that Mega continues to rent from BSRE subject to conditions set forth in the agreement, a discount of 9% of rental fees in branches Mega continues to rent for 24 months starting from November 1, 2015 beyond the payment of rental fees on a monthly basis, waiver by Mega and BSRE of mutual claims regarding the split agreements, asset transfer and lease agreements. If a trustee is appointed for Mega for a period exceeding 30 days, the discount in rental fees will be canceled and the transition to payment of monthly rental fees.

f.	On December 24, 2015, the Board of BSRE approved the transfer of rights in 10 branches of YOU chain that are leased to Mega to third parties following Mega's resolution from December 2015 for the immediate sale of all of its discount branches under the YOU brand. BSRE entered into rental agreements with third parties under which rental fees paid by Mega with adjustments, grace periods and various discounts were granted to new tenants as acceptable in these agreements. The rental period ranges from 10 to 20 years and includes renewal options to extend the period and the agreements include collateral.

g.

Following publications and reports on proposals for the sale of the Company by the controlling shareholder, a trustee for series E bonds approached BSRE regarding a provision in the deed of trust which deals with the transfer of control in BSRE. In its letter, the trustee indicated that he intends to obtain a legal opinion regarding the definition of "the current controlling shareholder" contained in the deed of trust and the existence of a cause of action to put the bonds (series E) for immediate repayment if such sale takes place without receiving an advance approval of the bondholders (series E) of BSRE. The trustee informed BSRE that as per his opinion, a meeting of the bondholders (series E) of BSRE should be convened for the purpose of obtaining the approval of the bondholders (series E) for the sale of holdings of the Company by the controlling shareholder, if such purchase is carried out.

h. On March 16, 2016, BSRE declared a dividend distribution of NIS 30 million which will be paid on April 7, 2016. The Company's share is NIS 16.1 million (U.S $ 4.1 million).

h.	On March 16, 2016, BSRE declared a dividend distribution of NIS 30 million which will be paid on April 7, 2016. The Company's share is NIS 16.1 million (U.S $ 4.1 million).

i.	On February 16, 2016, BSRE filed a debt claim to Mega's trustees, as Mega's creditor, in the amount of NIS 9.2 million (excluding VAT) for rental fee debt and other expenses and debts in respect of the rental and NIS 123.5 million (excluding VAT) for damages caused to BSRE by Mega and Mega's liabilities according to agreements and indemnification letters and a possible exposure due to legal proceedings where BSRE and Mega are parties to such proceedings.

j.	The Company received several proposals to purchase its holdings in BSRE (53.92%), and these proposals were reviewed by the Company's Board. As of the report date, the proposals the Company received for the purchase of BSRE are invalid.

k.	As to the motions filed by Mega's trustees against BSRE, see above events during the report period.

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Other Companies

a.	Agreement for the sale of Kfar Hashaashuim

On June 22, 2015, an agreement was signed between Bee Retail Group, Retail 3000 and Kfar Hashaashuim for sale of all of the holdings of Bee Group in Kfar Hashaashuim. According to the agreement the share transfer will take place with the full repayment of the debt, for which the Company granted guarantees of NIS 45 million and with the cancellation of the guarantee granted by the Company in favor of Bank Hapoalim.

In return for the transfer of the shares, Retail 3000 has undertaken to pay Bee Group every year for five years from the date of signing the agreement five installments of NIS 1 million each (the first payment was fully paid), or 35% of the Company's net income in the same year, whichever is higher.

Under the agreement, Retail 3000 committed to repay the entire debt to Bank Hapoalim, which is guaranteed by the Company, until December 30, 2015.

As part of the agreement, in 2015 the Company injected into Kfar Hashaashuim a total of NIS 19, million and the Company's guarantees to Bank Hapoalim were canceled.

As of December 30, 2015, the shares of Kfar Hashaashuim were transferred and shareholders' loans granted to Kfar Hashaashuim were assigned in favor of Retail 3000.

b.	Alon Cellular –Agreement for the sale of Alon Cellular activity

On July 6, 2015, the Company signed an agreement with Pelephone for the sale of Alon Cellular activity. Upon the completion of the agreement, Alon Cellular shall be entitled to half the income from the transferred customers for 36 months. In addition, under the agreement, the purchaser shall be entitled to market and sell SIM cards in Mega stores in exchange for fees determined in the agreement between the parties. The agreement was subject to the approvals of the relevant parties: the Ministry of Communications and the Antitrust Authority. In September and October 2015, the required regulatory approvals were received for consummating said agreement, and in November 2015 the transaction was consummated. According to the number of transferred customers, Alon Cellular shall be entitled to a minimum consideration of NIS 10 million if its share in income from transferred customers over three years is lower than this amount. A gain of NIS 3.5 million resulted to the Company based on the minimum consideration set forth in the agreement. In December 2015, after completing the sale of the commercial activity, the Board of Alon Cellular resolved to voluntarily dissolve Alon Cellular after the Board of Alon Blue Square approved the debt forgiveness to Alon Cellular and the forgiveness of the debt balance upon the completion of the dissolution process. The Company recognized capital losses for tax purposes for the debt forgiveness and included them in the tax assets it created in 2015.

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c.	Investment in Diners – Negotiations for sale and provision for impairment

On November 29, 2015, the Company entered into an agreement with Dor Alon for the sale of all of their holdings in Diners (36.75% and 12.25%, respectively, a total of 49%) to Israel Credit Cards Ltd. (ICC). On December 15, 2015, the transaction was completed in a consideration for NIS 130 million of which NIS 120.25 million were received in cash and the balance was received in January 2016. Due to the price reflected in the transaction, the Company recorded in the second quarter of 2015 a provision for impairment on its investment in Diners of NIS 54.7 million in the statement of profit or loss under other expenses.

The agreement states that ICC will pay the Company and Dor Alon further consideration of four additional equal installments amounting to NIS 5 million on March 31, 2016, September 30, 2016, March 31, 2017 and September 30, 2017, subject to fulfillment of the following conditions (in each of the dates above): (1) the agreement between Diners Customer Club, BSI Dor Alon (a registered partnership) ("You Partnership") (in which the holders of rights are the Company and Mega Retail Ltd. ("Mega"), which settles the relationship between You Partnership and You Customer Club ("The club's agreement" and "club", respectively), remains in effect; (2) Mega and the chain of fueling stations of Dor Alon (including the convenience stores attached to them, operating under the brands "Dor Alon" and "Alonit") are part of the companies that provide benefits under the club; (3) on the payment date March 31, 2016, the number of Mega stores will not be less than 115 stores and regarding the payments between the dates April 1, 2016 to September 30, 2017, the number of Mega stores will not be less than 100 stores; (4) Mega and Dor Alon will continue to offer to their customers and the customers of corporations controlled by them (as applicable), the issuance of the Club credit card and all as set forth in the club agreement and pursuant to its terms; (5) the club will offer value proposition to the Club credit card holders, as set out in the club agreement; (6) an application for a liquidation order and/or appointment of a receiver and/or stay of proceedings and/or the appointment of a temporary or permanent liquidator against Mega was not filed, which was not canceled within 60 days of filing the application and/or granting the order, respectively.

After the balance sheet date – on January 17, 2016, Mega applied to court seeking a stay of proceedings and appointment of a trustee and on January 18, 2016, trustees were appointed for Mega where their appointment as of the report date was extended until May 17, 2016.

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d.	Merger of Bee Group into the Company

On December 27, 2015, a merger agreement was signed between Bee Retail Group, a wholly owned subsidiary of the Company and the Company under which in view of broad economic considerations, the above companies agreed to cooperate by a merger the purposes of which are streamlining the activities carried out by the two merged companies while utilizing the organizational and economic advantages deriving from the merger. Under the merger, Bee Group will transfer to the Company upon the merger completion date and as of the effective date that was set for December 29, 2015, the ownership and the basic right to use all of the assets of Bee Group and the Company will absorb all of the rights and liabilities of Bee Group. The rights and liabilities of Bee Group are to be transferred to the Company AS IS and at no consideration. The existence of the merger agreement is contingent upon the fulfillment of several conditions precedent including the approval of the relevant organs approval of each of the companies, approvals of various authorities and government parties. As of the report date, the approvals were not yet received. The Company expects that the merger will allow recognizing capital losses for tax purposes for its investments in Bee Group and included them in the tax assets it created in 2015.

Events in the reported period from activity designated for sale

Dor Alon - activity designated for sale

a.	As of December 31, 2015, Dor Alon operated 211 fueling stations and 218 convenience stores in various formats.

b.	Issuance of new bond series (Series E)

In November 2015, Dor Alon completed the issuance of new bond series (Series E) in the amount of NIS 250 million par value rated A3 with stable outlook. The total immediate consideration amounted to NIS 248 million. The bonds (Series E) were listed for trade on the stock exchange. The bonds are payable (principal) in seven equal annual installments effective from July 1, 2017, are unlinked and bear annual interest of 4.55% payable in semiannual effective from July 1, 2016.

Dor Alon committed to comply with financial covenants including, among others, complying with minimum equity and equity to balance sheet ratio and limitations on dividend distribution from current and accumulated earnings.

c.	Dividend distribution

On January 26, 2016, the Board of Alon decided to distribute interim dividend in cash of NIS 25 million out of the retained earnings that were not designated as of September 30, 2015. The dividend was paid in on February 17, 2016. The Company’s share in the dividend was NIS 15.7 million.

d.	Agreement of long term bank credit facility of NIS 150 million

On January 19, 2016, the Company entered into an agreement with a bank for a credit facility totaling NIS 150 million that can be used until January 19, 2017, (the "credit facility" and "credit facility agreement"), where the amounts withdrawn will be extended as loans to be repaid in 10 equal semi-annual installments beginning on July 31, 2018 to January 31, 2023. The loans are not linked and bear interest at a rate equal to the yield on government bonds plus a margin of 3%, to be payable in semi-annual installments commencing July 31, 2016. The loans include liabilities of the Company to maintain financial covenants regarding equity, equity to balance sheet and ratio of financial debt to adjusted EBITDA.

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In accordance with the Company's liabilities to financial institutions from which a loan it took in 2014, starting from January 19, 2016 the same financial criteria given in connection with the credit facility are applicable to the loan from the financial institutions

e.	Dor Alon's results analysis:

Dor Alon's results for 2015:

Revenues from sales in 2015 amounted to NIS 4,012 million (U.S $ 1,028.2 million) compared to revenues of NIS 4,907.7 million in 2014, a decrease of 18.3%. The main decrease resulted from a decrease in fuel prices that was partially offset by an increase in the fuel quantities sold and by an increase in the sales turnover of the convenience stores.

Gross profit in 2015 amounted to NIS 807.0 million (U.S $ 206.8 million) (20.1% of revenues) compared to a gross profit of NIS 791.7 million in 2014 (16.1% of revenues). The increase in gross profit derived from an increase in the fuel quantities sold and sales of the convenience stores that was partially offset by inventory losses of NIS 19 million compared to NIS 9 million in 2014.

Selling, general and administrative expenses in 2015 amounted to NIS 686.8 million (U.S $ 176.0 million) compared to expenses of NIS 670.8 million in 2014 an increase of 2.4%. The main increase derived from additional costs for opening new fueling and commercial sites and from updating the minimum wage effective from April 1, 2015.

Operating profit before financing amounted to NIS 116.2 million (U.S $ 29.8 million) (2.9% of revenues) as compared to NIS 143 million in 2014, a decrease of 18.8%. The main decrease derived from increase in inventory losses, loss from increase in selling, general and administrative expenses, and a provision for impairment of associate of NIS 16.7 million compared to other income of NIS 8 million in 2014.

Dor Alon's results for the fourth quarter:

Revenues from sales in this quarter amounted to NIS 918.5 million (U.S $ 235.4 million) compared to revenues of NIS 1,160.7 million in the comparable quarter last year, a decrease of 20.9%. The main decrease resulted from a decrease in fuel prices that was partially offset by an increase in the fuel quantities sold and by an increase in the sales turnover of the convenience stores.

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Gross profit in this quarter amounted to NIS 203.5 million (U.S $ 52.2 million) (22.2% of revenues) compared to a gross profit of NIS 189 million in the comparable quarter last year (16.3% of revenues). The decrease in gross profit derived mainly from an increase in the quantities of fuel sold and increase in sales of convenience stores and from a decrease in inventory losses in this quarter (NIS 2 million) compared to the corresponding quarter last year. (NIS 6 million)

Selling, general and administrative expenses in this quarter amounted to NIS 174.9 million (U.S $ 44.8 million) compared to expenses of NIS 170.3 million in the comparable quarter last year, an increase of 2.7%.

Operating profit before financing amounted in this quarter to NIS 28.7 million (U.S $ 7.4 million) (3.1% of revenues) as compared to NIS 26.5 million in the comparable quarter last year, an increase of 8.3%. The main increase derived from increase in gross profit and was partly offset by selling general and administrative expenses.

Naaman Group – activity designated for sale

a.	As of December 31, 2015, Naaman Group (NV) is active as retailer and wholesaler in the houseware and textile segment and operated 120 stores part of which by franchisees and convenience stores under different formats.

b.	Amortization of customer relations goodwill and brand – in the course of the year goodwill balance, customer relations and brand attributed to the purchase of Naaman were amortized. The amortization derived from updating Naamnan's forecasts for future sales following the deterioration in Mega's position and its exit from branches constituting a material customer of Naaman, and accordingly amortization of NIS 99.3 million was carried out.

c.	Na'aman's results analysis

Naaman's results for 2015:

Revenues from sales in 2015 amounted to NIS 291.1 million (U.S $ 74.6 million) compared to revenues of NIS 300.2 million in 2014, a decrease of 3.0%. The main decrease resulted from a decrease in sales to Mega due to its deterioration and its exit from branches.

Gross profit in 2015 amounted to NIS 162.8 million (U.S $ 41.7 million) (55.9% of revenues) compared to a gross profit of NIS 166.6 million (55.5% of revenues) in 2014. The decrease in gross profit derived from a decrease in sales.

Selling, general and administrative expenses in 2015 amounted to NIS 157.0 million (U.S $ 40.2 million) compared to expenses of NIS 155.1 million in 2014.

The main increase derived from provisions for doubtful debts made in 2015.

Operating profit (loss) before financing loss amounted to NIS 10.2 million in 2015 (U.S $ 2.6 million) as compared to profit of NIS 11.5 million in 2014. The transition to loss in 2015 derived from impairment provision for goodwill in the houseware and textile segment of NIS 15.4 million ((U.S.$ 3.9 million).

40

Naaman's results for the fourth quarter as contained in the segment note include:

Revenues from sales amounted to NIS 62.7 million (U.S $ 16.1 million) compared to revenues of NIS 66.9 million in the comparable quarter last year, a decrease of 6.3%. The main decrease resulted from a decrease in the sales due to deterioration of its position and exiting from branches.

Gross profit in this quarter amounted to NIS 36.1 million (U.S $ 9.3 million) (57.5% of revenues) compared to a gross profit of NIS 38.1 million (56.9% of revenues) in the comparable quarter last year. The decrease in gross profit derived from decrease in sales.

Selling, general and administrative expenses in this quarter amounted to NIS 37.6 million (U.S $ 9.6 million) compared to NIS 37.5 million in the comparable quarter last year.

Operating profit (loss) before financing amounted to NIS 17.2 million (U.S $ 4.4 million) as compared to a profit of NIS 1.0 million in the comparable quarter last year. The transition into loss in this quarter derived from a provision for impairment of goodwill in the houseware and textile segment in the amount of NIS 15.4 million (U.S $ 3.9 million).

41

NOTE: Use of Non-GAAP Measures

This press release provides financial measures for Adjusted EBITDA, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss, which exclude revenues and expenses related to supermarket stores branches closed after the balance sheet date and other income (expenses) and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

OTHER NOTES:

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at December 31, 2015: U.S. $1.00 equals NIS 3.902. The translation was made solely for the convenience of the reader.

###

Alon BSI Israel Ltd. (hereinafter: "Alon BSI") operates through subsidiaries.

Continued operations - through its TASE traded 53.92% subsidiary, BSRE Ltd., owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia.

Companies designated for sale – under the activity designated for sale, the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, which is listed on the Tel Aviv stock exchange ("TASE"), is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel. Na'aman Group (NV) Ltd. Which is TASE traded 77.51% subsidiary, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

42

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of Mega's plan of recovery and arrangement with debtors, suppliers, service providers and lessors, including the risk that key suppliers of Mega Retail will discontinue supplying their products to Mega Retail, in whole or in part, or that customers will lower their purchases at Mega Retail, and the risk that Mega will be required to close additional or all of its supermarket branches or enter into insolvency proceedings; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the effect of an appointment of a representative by holders of Series C Debentures; results of a lawsuit if we are found liable to return past dividends to Mega; the effect of our high leverage on our business; the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

43

ALON BSI ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015

(UNAUDITED)

			Convenience translation
	December 31,		December 31,
	2014	2015	2015
	NIS		U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	290,102	243,283	62,348
Investment in securities	362,827	187,788	48,126
Short-term bank deposits	94,307	-	-
Trade receivables	1,030,367	3,765	965
Other accounts receivable including current maturities of loans receivable	430,707	34,817	8,923
Derivative financial instruments	395	-	-
Assets of disposal group classified as held for sale	-	2,744,300	703,306
Income taxes receivable	16,020	-	-
Inventories	511,661	-	-
	2,736,386	3,213,953	823,668

NON-CURRENT ASSETS:
Investments accounted for using equity method	977,028	378,603	97,028
Derivative financial instruments	4,698	-	-
Real estate inventories	126,012	136,273	34,924
Investments in securities	59,283	-	-
Loans receivable, net of current maturities	135,171	84,463	21,646
Property and equipment, net	2,322,036	105,387	27,008
Investment property	982,619	2,820,759	722,901
Intangible assets, net	1,140,343	-	-
Other long-term receivables	52,740	3,738	958
Deferred taxes	27,844	849	218
	5,827,774	3,530,072	904,683
Total assets	8,564,160	6,744,025	1,728,351

44

ALON BSI ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015

(UNAUDITED)

			Convenience translation
	December 31,		December 31,
	2014	2015	2015
	NIS		U.S. dollars
	In thousands
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks and others	774,626	381,428	97,752
Short-term loan from holding company	-	110,000	28,191
Current maturities of debentures and convertible debentures	466,935	562,911	144,262
Current maturities of long-term loans from banks	283,342	190,995	48,948
Trade payables	1,195,822	17,999	4,613
Other accounts payable and accrued expenses	723,274	386,158	98,965
Customers' deposits	28,212	-	-
Derivative financial instruments	1,060	62,593	16,041
Income taxes payable	24,393	19,824	5,080
Provisions	67,697	52,366	13,420
Liabilities of disposal groups classified as held for sale	-	2,077,931	532,530
	3,565,361	3,862,205	989,802

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,414,607	435,015	111,485
Long-term loan from holding company	-	29,194	7,482
Convertible debentures, net of current maturities	30,738	-	-
Debentures, net of current maturities	2,011,999	1,287,207	329,884
Other liabilities	106,267	6,120	1,568
Derivative financial instruments	1,931	-	-
Liabilities in respect of employee benefits, net of amounts funded	58,716	3,324	852
Deferred taxes	232,752	468,132	119,972
	3,857,010	2,228,992	571,243
Total liabilities	7,422,371	6,091,197	1,561,045

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	20,472
Additional paid-in capital	1,219,279	1,219,279	312,475
Other reserves	76,661	413,175	105,888
Accumulated deficit	(711,122)	(1,980,472)	(507,553)
	664,699	(268,137)	(68,718)
Non-controlling interests	477,090	920,965	236,024
Total equity	1,141,789	652,828	167,306
Total liabilities and equity	8,564,160	6,744,025	1,728,351

45

ALON BSI ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2015

(UNAUDITED)

					Convenience
					translation for
	Year ended December 31,		Three months ended December 31,		the year ended December 31,
	2014	2015	2014	2015	2015
	NIS				U.S. dollars
	In thousands (except per share data)
Revenues	96,548	205,529	4,221	61,618	52,673
Cost of revenues	73,553	57,634	16,200	5,997	14,769
Gross profit (loss)	22,995	147,895	(11,979)	55,621	37,904
Selling, general and administrative expenses	87,242	104,890	26,335	40,248	26,882
Other gains	60,899	6,113	28,298	6,737	1,567
Other losses	(35,575)	(86,983)	(35,575)	-	(22,291)
Increase in fair value of investment property, net	49,894	57,464	29,922	38,307	14,727
Share in gains of associates	20,034	2,646	2,591	(3,003)	678
Operating profit (loss)	31,005	22,245	(13,078)	57,414	5,703
Finance income	20,626	34,647	3,938	8,685	8,880
Finance expenses	(134,434)	(232,575)	(23,567)	(82,586)	(59,604)
Finance expenses, net	(113,808)	(197,928)	(19,629)	(73,901)	(50,724)
Loss before taxes on income	(82,803)	(175,683)	(32,707)	(16,487)	(45,021)
Taxes on income	69,676	5,071	48,929	19,376	1,300
Loss from continued operations	(152,479)	(180,754)	(81,636)	(35,863)	(46,321)
Loss from discontinued operation	(225,482)	(1,169,173)	(260,773)	(4,559)	(299,634)
Net loss	(377,961)	(1,349,927)	(342,409)	(40,422)	(345,955)

Profit (loss) from continued operations
Attributable to:
Equity holders of the Company	(197,588)	(243,314)	(104,267)	(62,801)	(62,356)
Non-controlling interests	45,109	62,560	22,631	26,938	16,054
	(152,479)	(180,754)	(81,636)	(35,863)	(46,321)
Profit (loss) from discontinued operations
Attributable to:
Equity holders of the Company	(234,186)	(1,026,035)	(262,802)	2,564	(262,951)
Non-controlling interests	8,704	(143,138)	2,029	(7,123)	(36,683)
	(225,482)	(1,169,173)	(260,773)	(4,559)	(299,634)

Profit (loss) per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(2.99)	(3.68)	(1.58)	0.04	(0.94)
Discontinued operations	(3.55)	(15.55)	(3.98)	(0.10)	(3.98)
	(6.54)	(19.23)	(5.56)	(0.06)	(4.92)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954

46

ALON BSI ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2015

(UNAUDITED)

					Convenience
					translation for
	Year ended December 31,		Three months ended December 31,		the year ended December 31,
	2014	2015	2014	2015	2015
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxes on income from continuing operations	(82,803)	(175,683)	(32,707)	(16,487)	(45,021)
Net loss from discontinued operation (before taxes)	(75,302)	(1,177,976)	(94,078)	(3,171)	(301,890)
Income tax paid, net	(17,982)	(31,475)	(14,708)	(12,481)	(8,066)
Adjustments for cash generated from operations (a)	682,008	1,655,529	169,039	137,753	424,273
Net cash provided by operating activities	505,921	270,395	27,546	105,614	69,296
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(225,250)	(106,584)	(54,194)	(20,549)	(27,315)
Purchase of investment property	(72,379)	(20,079)	(9,452)	(557)	(5,146)
Purchase of intangible assets	(26,190)	(7,120)	(8,519)	(255)	(1,825)
Purchase of short-term bank deposits, net	(504)	(24,321)	(4,400)	(2,538)	(6,233)
Proceeds from sale of property and equipment	100,940	92,327	54,335	2,218	23,661
Proceeds from sale of investment property	8,750	-	-	-	-
Proceeds from sale of marketable securities	378,491	260,531	142,009	18,491	66,769
Investment in marketable securities	(238,239)	(125,448)	(71,001)	(21,516)	(32,150)
Investment and loans to associates	(7,341)	(2,173)	(1,681)	1,034	(557)
Proceeds from sale of associate	-	139,643	-	120,250	35,788
Grant of loans to non- consolidated subsidiaries	-	(29,375)	-	-	(7,528)
Grant of loans to Company transferred from consolidation to equity	-	(194,001)	-	(53,779)	(49,718)
Grant of long term loans	(79,580)	(1,372)	(12,431)	(36)	(352)
Collection of long-term loans	76,292	143,919	1,514	1,333	36,883
Discontinuance of subsidiary	-	(27,734)	-	-	(7,107)
Discontinuance of consolidation	(2,089)	(2,145)	-	-	(550)
Interest received	12,361	9,786	1,476	1,338	2,508
Net cash provided by (used in) investing activities	(74,738)	105,854	37,656	45,434	27,128

47

ALON BSI ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2015

(UNAUDITED)

					Convenience
					translation for
	Year ended December 31,		Three months ended December 31,		the year ended December 31,
	2014	2015	2014	2015	2015
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of treasury shares	-	50,443	-	-	12,927
Dividend paid to non-controlling interests	(59,380)	(36,189)	(19,093)	-	(9,273)
Issuance of debentures	158,103	261,494	2,055	247,552	67,015
Repayment of debentures	(536,259)	(415,528)	(126,566)	(91,187)	(106,491)
Receipt of long-term loans	768,319	354,358	159,306	-	90,814
Repayment of long-term loans	(586,396)	(496,389)	(111,070)	(173,307)	(127,214)
Repayment of commercial paper	(9,139)	(111,198)	-	-	(28,498)
Short-term credit from banks and others, net	(36,651)	(206,207)	49,698	(84,710)	(52,846)
Loan from parent company	-	170,000	-	30,000	43,567
Transactions with non-controlling interests in subsidiary without loss of control	69,695	267,120	69,695	49,916	68,457
Settlement of forward contracts	(5,232)	(1,040)	(5,232)	(1,040)	(267)
Interest paid	(220,672)	(178,262)	(61,749)	(59,874)	(45,685)
Net cash used in financing activities	(457,612)	(341,398)	(42,956)	(82,650)	(87,494)
DECREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(26,429)	34,851	22,246	68,398	8,930
Translation differences on cash and cash equivalents	53	-	51	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	310,991	284,615	262,318	251,068	72,940
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	284,615	319,466	284,615	319,466	81,870

48

ALON BSI ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2015

(UNAUDITED)

					Convenience
					translation for
	Year ended December 31,		Three months ended December 31,		the year ended December 31,
	2014	2015	2014	2015	2015
	NIS				U.S. dollars
	In thousands
(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	278,526	141,354	76,303	3,936	36,226
Increase in fair value of investment property, net	(50,258)	(58,340)	(30,286)	(39,183)	(14,951)
Gain from sale of associate	-	(1,859)	-	-	(476)
Share in profit of associates	(37,997)	(14,345)	(13,348)	(8,696)	(3,676)
Dividend received	38,000	3,675	2,926	800	942
Gain from sale and disposal of property and equipment, net	(77,674)	(510)	(19,039)	(35)	(131)
Provision for impairment of property and equipment, net	22,000	396,266	22,000	25,394	101,555
Loss (gain) from changes in fair value of derivative financial instruments	(4,775)	399	1,625	922	102
Linkage differences on monetary assets, debentures, loans and other long term liabilities	(2,367)	(21,935)	(91)	(12,731)	(5,621)
Employee benefit liability, net	(9,579)	8,217	2,942	14,905	2,106
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(12,799)	(17,274)	(5,637)	(10,724)	(4,427)
Increase in value of liabilities and liens of associate	-	137,553	-	66,847	35,252
Interest paid, net	199,771	162,908	57,726	57,034	41,750
Loss from discontinuance of consolidation and consolidated company transferred to discontinued operations	-	877,565	-	27,235	224,901
Changes in operating assets and liabilities:
Investment in real estate inventories	(3,589)	(4,236)	(951)	(1,125)	(1,086)
Decrease in trade receivables and other accounts	173,619	159,955	299,065	94,383	40,994
Increase (decrease) in trade payables and other accounts payable	75,683	(158,484)	(272,378)	(102,740)	(40,622)
Decrease in inventories	93,447	44,620	48,182	21,531	11,435
	682,008	1,655,529	169,039	137,753	424,273
(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment and investment property on credit	4,228	(9,693)	4,228	(9,693)	(2,484)
Proceeds from sale of property and equipment on credit	90,486	-	-	-	-
Proceeds from sale of subsidiary	-	9,750	-	9,750	2,499

49

ALON BSI ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

			Convenience
			translation
	December 31,		December 31,
	2014	2015	2015
	NIS		U.S. dollars
	In thousands
	Alon BSI- solo*

Cash and cash equivalence	163,292	113,133	28,994
Investment in securities	87,858	-	-

Total assets	251,150	113,133	28,994
Short term and Long-term debt:
Short term loans from banks	94,975	119,428	30,606
Short term loans from parent company	-	110,000	28,191
Current maturities of loans from banks	17,718	140,477	36,001
Current maturities of debentures	47,913	364,637	93,449
Commercial papers	120,337	-	-
Long term loans from banks	124,115	-	-
Long term loans from parent company	-	29,194	7,482
Debentures	316,825	-	-
Total debt	721,883	763,736	195,729

Equity:
Equity attributable to equity holders of the company:	664,699	(268,137)	(68,718)
Total debt, net	(470,733)	(650,603)	(166,735)

*	Net of grant of loans or loans received from subsidiaries

Notes:

1.	As of December 31, 2015 the Company guarantees:

a.	As for liabilities and guarantees of Mega see events during the reporting period – Mega.

b.	Additional guarantees-during August 2015 until December 2015, the Company granted guarantees in amount of NIS 53 million and additional NIS 11 million in January 2016.

2.	As of December 31, 2015 the liability in respect of gift certificates, net amounted to NIS 96 million.

3.	As of December 31, 2015 the Company had short term loan from BSRE in the amount of NIS 50 million, the loan repayable at any time with prior notice of one week.

50

ALON BSI ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2015

(UNAUDITED)

					Convenience
					translation for
	Year ended December 31,		Three months ended December 31,		the year ended December 31,
	2014	2015	2014	2015	2015
	NIS in thousands				U.S. dollars in thousands

Net profit (loss) from continuing operations *	19,572	(97,177)	(39,972)	(32,988)	(24,904)
Taxes on income	69,676	5,071	48,929	19,376	1,300
Share in losses (gains) of associates	(20,034)	(2,646)	(2,591)	3,003	(678)
Finance expenses, net	113,808	197,928	19,629	73,901	50,724
Other losses, net	(25,324)	80,870	7,277	(6,737)	20,724
Changes in fair value of investment property	(49,894)	(57,464)	(29,922)	(38,307)	(14,727)
Depreciation and amortization	5,335	6,399	1,594	1,837	1,640
EBITDA	113,139	132,981	4,944	20,085	34,079

*Including inter-company rental revenues

Contact:
     Alon BSI Israel Ltd.
     Yehuda van der Walde, CFO
     Toll-free telephone from U.S. and Canada:  888-572-4698
     Telephone from rest of world: 972-9-961-8504
     Fax: 972-9-961-8636
     Email: cfo@bsi.co.il

51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

March 30, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

52